

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

April 21, 2020

Contact: John C. Rogers

Chief Financial Officer and Treasurer

(740) 373-3155

PEOPLES BANCORP INC. REPORTS QUARTERLY NET LOSS

_____

   MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the quarter ended March 31, 2020. Peoples recorded a net loss of $(0.8) million for the first quarter of 2020, representing a loss per diluted common share of $(0.04). In comparison, earnings per diluted common share were $0.72 for the fourth quarter of 2019 and $0.73 for the first quarter of 2019. Non-core items negatively impacted loss per diluted common share by $0.02 for the first quarter of 2020. Earnings per diluted common share were negatively impacted by $0.01 for the fourth quarter of 2019, and positively impacted by $0.09 for the first quarter of 2019, by non-core items.

   "Earnings for the first quarter of 2020 were heavily impacted by the provision for credit losses recorded for expected credit losses due to the expected economic downturn related to COVID-19. This included a provision for credit losses of $17.0 million for the first quarter of 2020. Through managing deposit costs, net interest margin remained relatively stable at 3.51% for the quarter despite the decline in interest rates on loans," said Chuck Sulerzyski, President and Chief Executive Officer. "Credit quality remained stable and net charge-off levels were 0.07% of average total loans. On an annualized basis, our loan portfolio grew 5% and deposits were up 13% compared to the linked quarter. We are focused on supporting our clients, communities, and associates during this time of need while strengthening our diverse revenue streams."

   As of close of business yesterday, we signed an asset purchase agreement under which Peoples Bank will acquire the operations and assets of Triumph Premium Finance ("TPF"), a division of TBK Bank, SSB. Based in Kansas City, Missouri, TPF provides premium finance services for customers to purchase property and casualty insurance products through its growing network of independent insurance agency customers nationwide. As of December 31, 2019, TPF had total receivables of approximately $100 million. Upon consummation of the agreement, current Senior Vice President of TPF, John Binaggio, will manage the insurance premium financing operations for Peoples Bank. The transaction is expected to be immediately accretive to PEBO's earnings per share, adding approximately $0.02 to $0.04 in 2020 and $0.11 to $0.14 in 2021. Closing is expected during the third quarter of 2020 and is subject regulatory approval and other conditions set forth in the purchase agreement.

   The comparison of income statement and balance sheet results between the quarters ended March 31, 2020 and March 31, 2019 was affected by the First Prestonsburg Bancshares Inc. ("First Prestonsburg") acquisition, which closed April 12, 2019. The comparisons of income statement and balance sheet results between the quarter ended March 31, 2020 and the 2019 quarterly periods were affected by the recent developments related to COVID-19 and the reactions of government authorities, individuals and businesses, and the impact on the economy. Additionally, as of January 1, 2020, Peoples adopted Accounting Standards Update ("ASU") 2016-13 "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments."

Statement of Operations Highlights:
- *Net interest income declined $485,000, or 1%, compared to the linked quarter and grew $722,000, or 2%, compared to the first quarter of 2019.*
  ◦ Net interest margin was 3.51% for the first quarter of 2020, compared to 3.56% for the linked quarter and 3.80% for the first quarter of 2019.
  ◦ The decrease compared to the linked quarter was impacted by one less calendar day compared to the linked quarter, combined with lower yields on loans due to a decline in interest rates. These declines were partially offset by lower interest rates paid on deposit accounts compared to the linked quarter.

- ◦ Compared to the first quarter of 2019, the improvement in net interest income was primarily due to the impact of the acquired First Prestonsburg loans and deposits, while the decline in the net interest margin was driven by lower yields on investment securities, given accelerated premium amortization due to higher prepayment speeds.
- **Peoples recorded a provision for credit losses of $17.0 million for the first quarter of 2020, compared to a provision for loan losses of $1.1 million for the fourth quarter of 2019, and a recovery of loan losses of $263,000 for the first quarter of 2019.**
  - ◦ The increase in the provision for credit losses compared to the fourth and first quarters of 2019 was mainly due to the recent developments related to COVID-19 and its impact on the economic assumptions with the current expected credit loss ("CECL") model.
  - ◦ Annualized net charge-off levels remained low, at 0.07% of average total loans for the first quarter of 2020, compared to 0.16% of average total loans for the linked quarter. For the first quarter of 2019, annualized net recoveries were 0.15% of average total loans.
- **Total non-interest income, excluding net gains and losses, decreased $1.8 million, or 10%, compared to the linked quarter, and was relatively flat compared to the first quarter of 2019.**
  - ◦ Compared to the linked quarter, electronic banking income and mortgage banking income were negatively impacted by traditional seasonality factors combined with declining customer activity as the quarter progressed related to the COVID-19 pandemic. In the first quarter of 2020, commercial loan swap fees were down considerably from the linked quarter's record high level.
  - ◦ Compared to the first quarter of 2019, increases in deposit account service charges, electronic banking income, mortgage banking income, and trust and investment income were offset by a decline in insurance income and the impact of additional income recorded during the 2019 first quarter of $787,000 related to the sale of restricted Class B Visa stock.
- **Total non-interest expense increased $804,000, or 2%, compared to the linked quarter and $2.5 million, or 8%, compared to the first quarter of 2019.**
  - ◦ Compared to the linked quarter, salaries and employee benefit costs increased 5%, which included expenses that occur annually in the first quarter for annual stock grants and annual contributions to employee health benefit accounts. The increase was partially offset by lower professional fees.
  - ◦ The increase compared to the first quarter of 2019 was driven by higher salaries and employee benefit costs, primarily due to the acquisition of First Prestonsburg, partially offset by lower Federal Deposit Insurance Corporation ("FDIC") insurance premiums. The first quarter of 2020 also included $368,000 of pension settlement charges and $140,000 of expenses related to COVID-19.
  - ◦ For the first quarter of 2020, the efficiency ratio was 66.6% compared to 61.9% for the fourth quarter of 2020. The increase in the efficiency ratio was driven by the decrease in revenue, which was negatively impacted by COVID-19, combined with the increase in non-interest expense compared to the linked quarter.

Balance Sheet Highlights:
- **Period-end total loan balances increased $37.9 million, or 5% annualized, compared to December 31, 2019, and $173.9 million, or 6% compared to March 31, 2019.**
  - ◦ Growth of period-end loan balances compared to December 31, 2019 was driven by commercial real estate and construction loan balances, partially offset by a decline in residential real estate loan balances.
  - ◦ Compared to March 31, 2019, period-end total loans grew due to a combination of higher originated loan balances, which exclude acquired loan balances, and loans acquired from First Prestonsburg.
  - ◦ Average loan balances grew $31.0 million, or 4% annualized, compared to the linked quarter, driven by higher commercial and industrial loan balances and construction loan balances.
- **Asset quality metrics were generally stable during the quarter.**
  - ◦ The provision for credit losses during the quarter was driven by the impact of the recent developments related to COVID-19 on the economic assumptions utilized within the CECL model.
  - ◦ Delinquency trends remained stable as loans considered current comprised 98.5% of the loan portfolio at March 31, 2020, and were relatively flat compared to 98.6% at both December 31, 2019 and March 31, 2019.
  - ◦ Nonperforming assets were up $5.3 million, or 24%, compared to December 31, 2019 due to a $1.5 million commercial relationship and several smaller commercial relationships being placed on nonaccrual. The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category as of January 1, 2020.
  - ◦ Net charge-off levels remained low, at $498,000, or 0.07% of average total loans annualized, for the first quarter of 2020, and were muted by a recovery of $1.2 million recorded on a previously charged-off commercial loan.

- ***Period-end total deposit balances at March 31, 2020 increased $107.0 million, or 3%, compared to December 31, 2019, and $261.0 million, or 8%, compared to March 31, 2019.***
  - Governmental deposit account balances increased $106.3 million compared to December 31, 2019, mainly due to seasonality.
  - The increase in total deposits compared to March 31, 2019 was driven primarily by the deposits acquired from First Prestonsburg.
  - Total demand deposit balances were 40% of total deposit balances at both March 31, 2020 and December 31, 2019, compared to 38% at March 31, 2019.

Net Interest Income:

Net interest income was $34.6 million for the first quarter of 2020, a decrease of $485,000, or 1%, compared to the linked quarter. Net interest margin was 3.51% for the first quarter of 2020, compared to 3.56% for the linked quarter. Net interest income was impacted by one less calendar day in the first quarter of 2020 compared to the linked quarter. Net interest income and net interest margin were both impacted by the declining interest rate environment during the first quarter of 2020, which resulted in lower yields on the loan and the investment securities portfolios. The Board of Governors of the Federal Reserve System lowered the Federal Funds effective target range 150 basis points during the first quarter of 2020 to 0.00% to 0.25%. Peoples' variable rate commercial loans are subject to changes in the London Interbank Offered Rate and the prime rate, both of which declined during the first quarter of 2020. Yields on investment securities were negatively impacted by higher prepayment speeds, which increased premium amortization. These declines were partially offset by lower deposit costs, primarily due to a decrease in interest rates paid on deposits.

Accretion income, net of amortization expense, from acquisitions was $1.1 million for the first quarter of 2020 and $1.8 million for the fourth quarter of 2019, which added 11 basis points and 18 basis points, respectively, to net interest margin. Net accretion income in the fourth quarter of 2019 was boosted by an acquired commercial loan that paid off during the quarter, which positively impacted the net interest margin by 6 basis points.

Net interest income for the first quarter of 2020 increased $722,000, or 2%, over the first quarter of 2019. Net interest margin decreased 29 basis points compared to 3.80% for the first quarter of 2019. The increase in net interest income compared to the first quarter of 2019 was driven by higher interest income on loans, combined with lower interest rates paid on deposits, which were partially offset by a decline in interest income on investment securities. The increase in interest income on loans was primarily due to higher loan balances, which were impacted by the acquired First Prestonsburg loans. The decrease in investment securities interest income was mostly related to the higher premium amortization associated with faster prepayment speeds. The decline in net interest margin was largely driven by the lower yield on investment securities due to a decline in interest rates and higher premium amortization.

Accretion income, net of amortization expense, from acquisitions was $1.1 million for the first quarter of 2020 and $722,000 for the first quarter of 2019, which added 11 basis points and 8 basis points, respectively, to net interest margin.

Provision for (Recovery of) Credit Losses:

The provision for credit losses was $17.0 million for the first quarter of 2020, compared to a provision for loan losses of $1.1 million for the linked quarter and a recovery of loan losses of $263,000 for the first quarter of 2019. The increase in the provision for credit losses compared to the fourth and first quarters of 2019 was primarily due to the recent developments related to COVID-19 and the resulting impact on the economic assumptions used in the CECL model. Net charge-offs for the first quarter of 2020 were $498,000, or 0.07% of average total loans annualized, compared to net charge-offs of $1.2 million, or 0.16% of average total loans annualized, for the linked quarter and net recoveries of $1.0 million, or 0.15% of average total loans annualized, for the first quarter of 2019. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.

Net Gains and Losses:

Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Operations. Net gains during the first quarter of 2020 were $232,000, compared to net losses of $135,000 for the linked quarter, and net losses of $152,000 in the first quarter of 2019. During the first quarter of 2020, net gains include $319,000 of gains on the sales of investment securities, which were partially offset by net losses on repossessed assets. Losses during the linked quarter were driven by a net loss on repossessed assets. Losses during the first quarter of 2019 included $118,000 of market value write-downs related to closed offices that were held for sale.

Total Non-interest Income, Excluding Net Gains and Losses:

Total non-interest income, excluding net gains and losses, for the first quarter of 2020 decreased $1.8 million, or 10%, compared to the linked quarter. Insurance income increased $821,000, or 25%, due to annual performance-based insurance commissions of $1.3 million, which are primarily recognized in the first quarter of each year and are a core component of insurance income, partially offset by a decline in property and casualty insurance commissions driven by the market. Mortgage banking income was down $586,000, or 44%, due to a seasonal decline combined with a disruption of customer activity as a result of the developments related to COVID-19. Electronic banking income declined $569,000, or 15%, compared to the linked quarter, driven by reduced usage of debit cards, which is typically higher in the fourth quarter of each year and was negatively impacted during the first quarter of 2020 by the stay-at-home orders put in place in Peoples' markets at the end of the quarter. Commercial loan swap fees declined $550,000, or 69%, from a record high in the linked quarter, reflecting a typically slower first quarter and the impact of COVID-19, which slowed customer demand late in the first quarter of 2020. BOLI income decreased $386,000, or 40%, as the result of $109,000 of death benefits that were recorded in the first quarter of 2020, down from $482,000 recorded in the fourth quarter of 2019. Income from deposit account service charges also declined $329,000, or 10%, mainly due to seasonal declines, primarily in overdraft fees.

Compared to the first quarter of 2019, non-interest income, excluding net gains and losses, was down $76,000. Income from deposit account service charges, which increased $479,000, or 20%, compared to the prior year quarter, benefited from the additional accounts acquired from First Prestonsburg and fully implemented new deposit account fee schedules which were put in place in March 2019. Electronic banking income increased $293,000, or 10%, which was positively impacted by the additional cardholders obtained in the First Prestonsburg acquisition, and trust and investment income was up $150,000, or 5%, driven by higher market values in the forepart of the first quarter of 2020, compared to the first quarter of 2019. These increases were partially offset by a decline in insurance income of $491,000, or 11%, due to a decline in life and health insurance commissions combined with lower annual performance-based insurance commissions, which were down $128,000, or 9%, compared to the first quarter of 2019. Additionally, during the first quarter of 2019, Peoples recognized income of $787,000 related to the sale of restricted Class B Visa stock.

Total Non-interest Expense:

Total non-interest expense was up $804,000, or 2%, compared to the linked quarter, driven by an increase in salaries and employee benefit costs of $1.0 million, or 5%. Salaries and employee benefit costs were driven by additional expenses which occur primarily in the first quarter of each year related to stock-based compensation and contributions to employee health benefit accounts. Stock-based compensation during the first quarter of 2020 included $813,000 for annual stock grants, primarily related to employees who were retirement eligible and a true-up of expense related to the vesting of previously granted stock awards. Annual contributions to employee health benefit accounts resulted in an expense of $427,000. These were partially offset by a decline in base salaries and wages, which was driven by lower severance expenses, partially offset by annual merit increases and continued movement towards a $15 per hour minimum wage throughout Peoples' organization. Total non-interest expense in the first quarter of 2020 also included pension settlement charges of $368,000 and expenses of $140,000 related to COVID-19, for which there were no similar expenses in the linked quarter. COVID-19 expenses consisted primarily of a $100,000 donation to Peoples' employee hardship and disaster relief fund, and technology cost for enhanced remote access capabilities. The increases in the areas described above were partially offset by a decline in professional fees of $238,000, or 12%, and amortization of other intangible assets of $159,000, or 18%.

Compared to the first quarter of 2019, total non-interest expense increased $2.5 million, or 8%, primarily due to an increase in salaries and employee benefit costs of $716,000, or 4%. Salaries and employee benefit costs were impacted by the additional employees from the First Prestonsburg acquisition, annual merit increases, and continued movement towards a $15 per hour minimum wage throughout Peoples' organization. These costs were partially offset by a decline in medical insurance expenses due to lower claims compared to the first quarter of 2019. Professional fees were up $417,000, or 33%, due to recruiting fees and consulting work performed during the first quarter of 2020. Foreclosed real estate and other loan expenses were up $323,000, more than double, due to higher real estate loan expense, credit bureau expense and dealer participation payments for the quarter. Electronic banking expense increased $288,000, or 18%, driven by increased usage of debit cards by more customers, combined with an increase in the number of customer accounts and customer usage of mobile and online banking tools, which were impacted by the First Prestonsburg acquisition. Partially offsetting these increases were lower FDIC insurance premiums, which reflected a credit of $5,000 in the first quarter of 2020, compared to an expense of $371,000 in the first quarter of 2019. The FDIC insurance premiums credit was related to the level of the federal Deposit Insurance Fund ("DIF") that continued to be above the target threshold for banks with total consolidated assets of less than $10 billion to recognize credits. Peoples cannot reasonably anticipate any future recognition of credits, as the DIF is analyzed on a quarterly basis, and is the premise for receiving credits.

The efficiency ratio for the first quarter of 2020 was 66.6%, compared to 61.9% for the linked quarter, and 62.7% for the first quarter of 2019. The increase in the efficiency ratio compared to the linked quarter was primarily due to the decline in revenue, which was negatively impacted by the reactions to COVID-19 and the related impact on the interest rate environment, combined with the increase in non-interest expense. The efficiency ratio, adjusted for non-core items, was 65.5% for the first quarter of 2020, compared to 61.3% for the linked quarter, and 62.2% for the first quarter of 2019.

Income Tax Expense:

Peoples recorded an income tax benefit of $156,000 for the first quarter of 2020, compared to income tax expense of $2.8 million for the linked quarter and income tax expense of $3.4 million for the first quarter of 2019. The income tax benefit during the first quarter of 2020 was driven by a pretax net loss, which was the result of a $17.0 million provision for credit losses recorded during the quarter.

Loans:

Period-end total loan balances at March 31, 2020 increased $37.9 million, or 5% annualized, compared to December 31, 2019. The increase compared to December 31, 2019 was driven by growth in commercial real estate loan balances of $64.6 million, and construction loan balances of $22.3 million. These increases were partially offset by declines in residential real estate loan balances of $36.1 million and commercial and industrial loan balances of $8.5 million.

Total loan balances increased $173.9 million, or 6%, compared to March 31, 2019. Originated loan balances increased $125.2 million, or 6%, compared to March 31, 2019. Acquired loan balances increased $48.7 million, or 9%, driven by loans acquired from First Prestonsburg and residential real estate loan pool purchases. The increase in total loan balances compared to March 31, 2019, was driven by growth in commercial real estate loan balances of $95.4 million, or 12%; commercial and industrial loan balances of $61.6 million, or 10%; residential real estate loan balances of $19.6 million, or 3%; and consumer indirect loans of $7.8 million, or 2%; partially offset by a decline in construction loan balances of $14.1 million, or 11%.

Quarterly average loan balances grew $31.0 million, or 4% annualized, in the first quarter of 2020 compared to the linked quarter. Average commercial and industrial loan balances were up $24.5 million, or 4%, and average construction loan balances increased $10.1 million, or 12%, partially offset by a decline in average consumer indirect loan balances of $4.2 million, or 1%.

Compared to the first quarter of 2019, quarterly average loan balances increased $140.4 million, or 5%, driven by the First Prestonsburg acquisition, coupled with originated loan growth. Average commercial and industrial loan balances and average residential real estate loan balances increased $70.5 million, or 12%, and $62.5 million, or 10%, respectively, compared to the first quarter of 2019. Average commercial real estate loan balances provided growth of $31.4 million, or 4%, compared to the year-ago quarter. Average construction loan balances declined $33.8 million, or 26%.

Asset Quality:

Although asset quality metrics fluctuated during the quarter, overall asset quality was relatively stable. Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $5.9 million, or 6%, compared to December 31, 2019, and were up $1.1 million, or 1%, compared to March 31, 2019. As a percent of total loans, criticized loans were 3.12% at March 31, 2020, compared to 3.37% at December 31, 2019 and 3.28% at March 31, 2019. The decline in criticized loans compared to December 31, 2019 was mostly due to paydowns and upgrades of several loans during the quarter. Compared to March 31, 2019, the increase in criticized loans was largely due to acquired First Prestonsburg loans, partially offset by the upgrade of several commercial relationships. Classified loans, which are those categorized as substandard or doubtful, increased $2.6 million, or 4%, compared to December 31, 2019, and were up $21.5 million, or 45%, from March 31, 2019. As a percent of total loans, classified loans were 2.36% at March 31, 2020, compared to 2.30% at December 31, 2019 and 1.73% at March 31, 2019. The increase in classified loans compared to December 31, 2019 was driven by the downgrade of a commercial loan relationship totaling $3.6 million. Compared to March 31, 2019, the increase in classified loans was drive by the downgrades of four commercial loan relationships totaling $18.8 million.

Nonperforming assets increased $5.3 million, or 24%, compared to December 31, 2019, and were up $9.0 million, or 49%, compared to March 31, 2019. The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category as of January 1, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting. The additional increases compared to December 31, 2019 and March 31, 2019 were due to a $1.5 million commercial relationship and several smaller commercial relationships being placed on nonaccrual. The increase compared to March 31, 2019 was also partially due to acquired loans from First Prestonsburg. Nonperforming assets as a percent of total loans and OREO were 0.94% at March 31, 2020, up from 0.76% at December 31, 2019 and 0.67% at March 31, 2019.

Annualized net charge-offs were 0.07% of average total loans for the first quarter of 2020, compared to annualized net charge-offs of 0.16% for the linked quarter. Annualized net recoveries were 0.15% of average total loans for the first quarter of 2019. The first quarters of 2020 and 2019 included recoveries of $1.2 million and $1.8 million, respectively, recorded on a previously charged-off commercial loan. Annualized gross charge-offs were $2.1 million, or 0.29% of average loans, for the first quarter of 2020, compared to $1.6 million, or 0.23% of average loans, for the linked quarter, and $1.0 million, or 0.15% of average loans, for the first quarter of 2019.

At March 31, 2020, the allowance for credit losses increased to $42.8 million, compared to the allowance for loan losses of $21.6 million at December 31, 2019 and $20.9 million at March 31, 2019. The increases in the allowance for credit losses compared to December 31, 2019 and March 31, 2019 were primarily due to the recent developments related to COVID-19 and the resulting impact on the economic assumptions used in estimating the allowance of credit losses under the CECL model. The adoption of ASU 2016-13 as of January 1, 2020 resulted in an increase to the allowance for credit losses of $5.8 million, which included a gross-up of loan balances to establish an allowance for credit losses for loans for purchased credit deteriorated loans of $2.6 million. The ratio of the allowance for credit losses as a percent of total loans increased to 1.47% at March 31, 2020, compared to 0.75% at December 31, 2019 and 0.76% at March 31, 2019. The ratio includes all acquired loans, from both First Prestonsburg and previous acquisitions since 2012, of $611.6 million.

Deposits:

As of March 31, 2020, period-end deposit balances were up $107.0 million, or 3%, compared to December 31, 2019. The majority of the increase was seasonal, driven by an increase in governmental deposits of $106.3 million. Non-interest-bearing deposit account balances grew $56.1 million, or 8%, compared to the linked quarter. Brokered certificates of deposit were down $74.4 million, or 36%, compared to the linked quarter. Period-end deposits increased $261.0 million, or 8%, compared to March 31, 2019, largely due to the acquired deposits from First Prestonsburg.

Average deposit balances during the first quarter of 2020 were relatively flat compared to the linked quarter. Increases in average non-interest-bearing, money market, and governmental deposit accounts were offset by lower average brokered certificates of deposit. Compared to the first quarter of 2019, quarterly average deposits increased $285.8 million, or 9%, largely due to the First Prestonsburg acquisition.

Total demand deposit accounts comprised 40% of total deposits at both March 31, 2020 and December 31, 2019, compared to 38% at March 31, 2019.

Stockholders' Equity:

At March 31, 2020, the tier 1 risk-based capital ratio was 14.13%, compared to 14.84% at December 31, 2019, and 14.22% at March 31, 2019. The common equity tier 1 risk-based capital ratio was 13.88% at March 31, 2020, compared to 14.59% at December 31, 2019, and 13.96% at March 31, 2019. The total risk-based capital ratio was 15.33% at March 31, 2020, compared to 15.58% at December 31, 2019, and 14.98% at March 31, 2019. Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios. Compared to December 31, 2019, the capital ratios were impacted by the repurchase of common shares, which reduced capital. Compared to March 31, 2019, capital ratios were impacted by the First Prestonsburg acquisition, which created increases in capital and risk-weighted assets.

Total shareholders' equity at March 31, 2020 decreased $10.7 million, or 2%, compared to December 31, 2019, which was driven by a combination of the repurchase of 436,137 common shares for a total of $10.2 million during the first quarter of 2020, dividends paid of $7.0 million, a $3.7 million adjustment related to the adoption of the CECL accounting standard, and a net loss of $765,000. These were partially offset by an increase in accumulated other comprehensive income of $9.7 million. The increase in accumulated other comprehensive income was primarily the result of a higher market value related to the available-for-sale investment securities portfolio, which was driven by overall decreases in market interest rates during the quarter. Book value per share and tangible book value per share, which excludes goodwill and other intangible assets, at March 31, 2020 declined $0.03 and $0.17, respectively, compared to December 31, 2019 due to the decrease in shareholders' equity, partially offset by the decline in common shares outstanding resulting from the repurchase of common shares. Compared to December 31, 2019, the ratio of total shareholders' equity to total assets and the tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, decreased 59 and 51 basis points, respectively.

Total shareholders' equity at March 31, 2020 increased $48.6 million, or 9%, compared to March 31, 2019, which was mainly due to net income of $38.6 million over the twelve-month period, an increase in stock outstanding related to the acquisition of First Prestonsburg, and an increase in accumulated other comprehensive income of $15.7 million, partially offset by dividends paid of $28.1 million and the repurchase of 462,564 of common shares for a total of $11.0 million between March 31, 2019 and March 31, 2020. The increase in accumulated other comprehensive income was the result of a higher market value related to the available-for-sale investment securities portfolio, which was driven by overall declines in market interest rates from March 31, 2019 to March 31, 2020. Compared to March 31, 2019, the increase in shareholders' equity drove increases in book value per share and tangible book value per share. The ratio of total shareholders' equity to total assets and the tangible equity to tangible assets ratio increased 26 and 23 basis points, respectively, compared to March 31, 2019.

Peoples Bancorp Inc. is a diversified financial services holding company with $4.5 billion in total assets, 88 financial service locations, including 77 full-service bank branches, and 85 ATMs in Ohio, Kentucky and West Virginia. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on The Nasdaq Global Select Market® under the symbol "PEBO," and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:
Peoples will conduct a facilitated conference call to discuss first quarter 2020 results of operations on April 21, 2020 at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-US GAAP Financial Measures:
This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:

- Core non-interest expense is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses.
- Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This measure is non-US GAAP since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19 expenses, the amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-US GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
- Total non-interest income, excluding net gains and losses, is a non-US GAAP measure since it excludes all gains and/or losses included in earnings.
- Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is non-US GAAP since it excludes the provision for credit losses and all gains and/or losses included in earnings.

◦ Return on average assets adjusted for non-core items is calculated as annualized net (loss) income (less the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses) divided by average assets. This measure is non-US GAAP since it excludes the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses.

◦ Return on average tangible stockholders' equity is calculated as annualized net (loss) income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the ever-changing effects of the COVID-19 pandemic - the duration, extent and severity of which are impossible to predict - on economies (local, national and international) and markets, and on our customers, counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities, including actions directed toward the containment of the COVID-19 pandemic and stimulus packages, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(2) the success, impact, and timing of the implementation of Peoples' business strategies and its ability to manage strategic initiatives, including the expansion of commercial and consumer lending activity;

(3) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;

(4) changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures taken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;

(5) uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Coronavirus Aid, Relief and Economic Security ("CARES") Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) the effects of easing restrictions on participants in the financial services industry;

(7) local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(9) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and adversely impact the amount of interest income generated;

(10) Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;

(11) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;

(12) the impact of estimates and inputs used within models, which may vary materially from actual outcomes, including under the newly-adopted current expected credit loss model (or "CECL model");

(13) the discontinuation of London Interbank Offered Rate and other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;

(14) adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and the related responses by governmental and nongovernmental authorities to the pandemic, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(15) the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;

(16) Peoples' ability to receive dividends from its subsidiaries;

(17) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(18) the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(19) Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(20) Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(21) operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;

(22) changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;

(23) the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;

(24) the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, or violence;

(25) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;

(26) the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;

(27) risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;

(28) Peoples' ability to identify, acquire, or integrate suitable strategic acquisitions, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;

(29) Peoples' continued ability to grow deposits; and

(30) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by US GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2020 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	At or For the Three Months Ended		
	March 31, 2020	December 31, 2019	March 31, 2019
PER COMMON SHARE:			
(Loss) earnings per common share:			
Basic	$ (0.04)	$ 0.72	$ 0.74
Diluted	(0.04)	0.72	0.73
Cash dividends declared per common share	0.34	0.34	0.30
Book value per common share	28.69	28.72	27.19
Tangible book value per common share (a)	19.97	20.14	19.00
Closing stock price at end of period	$ 22.15	$ 34.66	$ 30.97
SELECTED RATIOS:			
Return on average stockholders' equity (b)	(0.52)%	9.97 %	11.12 %
Return on average tangible equity (b)(c)	(0.18)%	14.95 %	16.69 %
Return on average assets (b)	(0.07)%	1.36 %	1.46 %
Return on average assets adjusted for non-core items (b) (d)	(0.05)%	1.39 %	1.49 %
Efficiency ratio (e)	66.64 %	61.92 %	62.71 %
Efficiency ratio adjusted for non-core items (f)	65.55 %	61.28 %	62.21 %
Pre-provision net revenue to total average assets (b)(g)	1.45 %	1.72 %	1.79 %
Net interest margin (b)(h)	3.51 %	3.56 %	3.80 %
Dividend payout ratio (i)(j)	NM	46.76 %	40.84 %

(a) Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

(b) Ratios are presented on an annualized basis.

(c) Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

(d) Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses. Additional information regarding the calculation of this ratio is included at the end of this new release under the caption of "Non-US GAAP Financial Measures."

(e) The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

(f) The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This amount represents a non-US GAAP financial measure since it excludes the impact of all gains and/or losses, acquisition-related expenses, pension settlement charges, severance expenses, and COVID-19 expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this new release under the caption of "Non-US GAAP Financial Measures."

(g) Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This ratio represents a non-US GAAP financial measure since it excludes the provision for credit losses and all gains and/or losses included in earnings. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

(h) Information presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(i) This ratio is calculated based on dividends declared during the period divided by net (loss) income for the period.

(j) NM = not meaningful.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

		Three Months Ended				
		March 31,		December 31,		March 31,
(Dollars in thousands, except per share data)		2020		2019		2019
Total interest income	$	40,862	$	42,289	$	40,576
Total interest expense		6,226		7,168		6,662
Net interest income		34,636		35,121		33,914
Provision for (recovery of) credit losses (a)		16,969		1,136		(263)
Net interest income after provision for (recovery of) credit losses		17,667		33,985		34,177
Non-interest income:						
Insurance income		4,130		3,309		4,621
Electronic banking income		3,280		3,849		2,987
Trust and investment income		3,262		3,441		3,112
Deposit account service charges		2,820		3,149		2,341
Mortgage banking income		750		1,336		788
Bank owned life insurance income		582		968		485
Net gain on investment securities		319		94		30
Commercial loan swap fees		244		794		146
Net loss on asset disposals and other transactions		(87)		(229)		(182)
Other non-interest income		437		452		1,101
Total non-interest income		15,737		17,163		15,429
Non-interest expense:						
Salaries and employee benefit costs		19,918		18,903		19,202
Net occupancy and equipment expense		3,154		3,223		2,978
Electronic banking expense		1,865		1,846		1,577
Data processing and software expense		1,752		1,648		1,545
Professional fees		1,693		1,931		1,276
Franchise tax expense		882		797		705
Amortization of other intangible assets		729		888		694
Foreclosed real estate and other loan expenses		578		632		255
Marketing expense		473		573		594
Communication expense		280		318		278
FDIC insurance premiums		(5)		(150)		371
Other non-interest expense		3,006		2,912		2,385
Total non-interest expense		34,325		33,521		31,860
(Loss) income before income taxes		(921)		17,627		17,746
Income tax (benefit) expense		(156)		2,767		3,377
Net (loss) income	$	(765)	$	14,860	$	14,369
PER COMMON SHARE DATA:						
(Loss) earnings per common share – basic	$	(0.04)	$	0.72	$	0.74
(Loss) earnings per common share – diluted	$	(0.04)	$	0.72	$	0.73
Cash dividends declared per common share	$	0.34	$	0.34	$	0.30
Weighted-average common shares outstanding – basic		20,367,564		20,407,505		19,366,008
Weighted-average common shares outstanding – diluted		20,538,214		20,559,127		19,508,868
Common shares outstanding at end of period		20,346,843		20,698,941		19,681,692

(a)   On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the current expected credit loss ("CECL") model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)		March 31, 2020 (Unaudited)		December 31, 2019
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	56,490	$	53,263
Interest-bearing deposits in other banks		107,162		61,930
Total cash and cash equivalents		163,652		115,193
Available-for-sale investment securities, at fair value (amortized cost of $932,179 at March 31, 2020 and $929,395 at December 31, 2019) (a)		960,835		936,101
Held-to-maturity investment securities, at amortized cost (fair value of $40,688 at March 31, 2020 and $32,541 at December 31, 2019) (a)(b)		38,738		31,747
Other investment securities		46,924		42,730
Total investment securities (a)(b)		1,046,497		1,010,578
Loans, net of deferred fees and costs (b)		2,911,437		2,873,525
Allowance for credit losses (b)		(42,833)		(21,556)
Net loans		2,868,604		2,851,969
Loans held for sale		2,217		6,499
Bank premises and equipment, net of accumulated depreciation		60,301		61,846
Bank owned life insurance		70,195		69,722
Goodwill		165,805		165,701
Other intangible assets		11,642		11,802
Other assets		80,207		60,855
Total assets	$	4,469,120	$	4,354,165
Liabilities				
Deposits:				
Non-interest-bearing	$	727,266	$	671,208
Interest-bearing		2,671,164		2,620,204
Total deposits		3,398,430		3,291,412
Short-term borrowings		259,661		316,977
Long-term borrowings		132,791		83,123
Accrued expenses and other liabilities (b)		94,517		68,260
Total liabilities	$	3,885,399	$	3,759,772
Stockholders' equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at March 31, 2020 and December 31, 2019		—		—
Common stock, no par value, 24,000,000 shares authorized, 21,162,702 shares issued at March 31, 2020 and 21,156,143 shares issued at December 31, 2019, including shares held in treasury		420,678		420,876
Retained earnings (b)		175,637		187,149
Accumulated other comprehensive income (loss), net of deferred income taxes		8,252		(1,425)
Treasury stock, at cost, 865,998 shares at March 31, 2020 and 504,182 shares at December 31, 2019		(20,846)		(12,207)
Total stockholders' equity	$	583,721	$	594,393
Total liabilities and stockholders' equity	$	4,469,120	$	4,354,165

(a)   Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $6,000, respectively, as of March 31, 2020.

(b)   On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted in the establishment of an allowance for credit losses for held-to-maturity investment securities; an increase in loan balances of $2.6 million to establish the allowance for credit losses for purchased credit deteriorated loans; an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million; the addition of a $1.5 million unfunded commitment liability included in accrued expenses and other liabilities; and a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax.

SELECTED FINANCIAL INFORMATION (Unaudited)

(Dollars in thousands)		March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Loan Portfolio						
Construction	$	110,865 $	88,518 $	104,773 $	109,679 $	124,958
Commercial real estate, other		897,817	833,238	830,199	842,970	802,464
Commercial and industrial		654,533	662,993	608,240	599,966	592,907
Residential real estate		625,363	661,476	667,017	647,612	605,804
Home equity lines of credit		128,011	132,704	134,852	131,636	128,915
Consumer, indirect		418,066	417,185	423,284	419,685	410,283
Consumer, direct		76,172	76,533	80,870	81,309	71,731
Deposit account overdrafts		610	878	1,081	676	518
Total loans	$	2,911,437 $	2,873,525 $	2,850,316 $	2,833,533 $	2,737,580
Total acquired loans (a)	$	611,608 $	599,686 $	627,725 $	659,081 $	562,941
Total originated loans	$	2,299,829 $	2,273,839 $	2,222,591 $	2,174,452 $	2,174,639
Deposit Balances						
Non-interest-bearing deposits (b)	$	727,266 $	671,208 $	677,232 $	643,058 $	628,464
Interest-bearing deposits:						
Interest-bearing demand accounts (b)		637,011	635,720	622,496	610,464	572,316
Retail certificates of deposit		487,153	490,830	488,942	497,221	404,186
Money market deposit accounts		485,999	469,893	441,989	428,213	403,642
Governmental deposit accounts		400,184	293,908	337,941	331,754	363,636
Savings accounts		527,295	521,914	526,372	526,746	477,824
Brokered certificates of deposit		133,522	207,939	262,230	326,157	287,345
Total interest-bearing deposits	$	2,671,164 $	2,620,204 $	2,679,970 $	2,720,555 $	2,508,949
Total deposits	$	3,398,430 $	3,291,412 $	3,357,202 $	3,363,613 $	3,137,413
Total demand deposits (b)	$	1,364,277 $	1,306,928 $	1,299,728 $	1,253,522 $	1,200,780
Asset Quality						
Nonperforming assets (NPAs):						
Loans 90+ days past due and accruing (c)	$	1,543 $	3,932 $	4,515 $	3,449 $	1,074
Nonaccrual loans (c)		25,482	17,781	16,200	16,591	17,089
Total nonperforming loans (NPLs)		27,025	21,713	20,715	20,040	18,163
Other real estate owned (OREO)		226	227	289	123	81
Total NPAs	$	27,251 $	21,940 $	21,004 $	20,163 $	18,244
Criticized loans (d)	$	90,883 $	96,830 $	100,434 $	97,016 $	89,812
Classified loans (e)		68,787	66,154	58,938	63,048	47,327
Allowance for credit losses as a percent of NPLs (f)(g)(h)		158.49 %	99.28 %	104.20 %	106.57 %	115.28 %
NPLs as a percent of total loans (g)(h)		0.93 %	0.75 %	0.73 %	0.71 %	0.66 %
NPAs as a percent of total assets (g)(h)		0.61 %	0.50 %	0.48 %	0.47 %	0.45 %
NPAs as a percent of total loans and OREO (g)(h)		0.94 %	0.76 %	0.74 %	0.71 %	0.67 %
Criticized loans as a percent of total loans (g)		3.12 %	3.37 %	3.52 %	3.42 %	3.28 %
Classified loans as a percent of total loans (g)		2.36 %	2.30 %	2.07 %	2.23 %	1.73 %
Allowance for credit losses as a percent of total loans (f)(g)		1.47 %	0.75 %	0.76 %	0.75 %	0.76 %
Capital Information (i)(j)						
Common equity tier 1 risk-based capital ratio (k)		13.88 %	14.59 %	14.23 %	14.16 %	13.96 %
Tier 1 risk-based capital ratio		14.13 %	14.84 %	14.48 %	14.41 %	14.22 %
Total risk-based capital ratio (tier 1 and tier 2)		15.33 %	15.58 %	15.22 %	15.14 %	14.98 %
Tier 1 leverage ratio		10.03 %	10.41 %	10.28 %	10.26 %	10.31 %
Common equity tier 1 capital	$	413,917 $	427,415 $	417,468 $	410,978 $	389,394
Tier 1 capital		421,408	434,866	424,877	418,345	396,719
Total capital (tier 1 and tier 2)		457,167	456,422	446,462	439,702	417,658
Total risk-weighted assets	$	2,981,715 $	2,930,355 $	2,933,848 $	2,903,386 $	2,788,935
Total shareholders' equity to total assets		13.06 %	13.65 %	13.39 %	13.54 %	13.32 %
Tangible equity to tangible assets (l)		9.47 %	9.98 %	9.71 %	9.81 %	9.70 %

(a)   Includes all loans acquired in 2012 and thereafter.
(b)   The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.

(c) The new accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.
(d) Includes loans categorized as a special mention, substandard, or doubtful.
(e) Includes loans categorized as substandard or doubtful.
(f) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million.
(g) Data presented as of the end of the period indicated.
(h) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(i) March 31, 2020 data based on preliminary analysis and subject to revision.
(j) Peoples' capital conservation buffer was 7.33% at March 31, 2020, 7.58% at December 31, 2019, 7.22% at September 30, 2019, 7.14% at June 30, 2019, and 6.98% at March 31, 2019, compared to required capital conservation buffer of 2.50%.
(k) Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL on regulatory capital ratios.
(l) This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures."

PROVISION FOR (RECOVERY OF) CREDIT LOSSES INFORMATION (Unaudited)

	Three Months Ended		
(Dollars in thousands)	March 31, 2020	December 31, 2019	March 31, 2019
Provision for (recovery of) credit losses (a)			
Provision for (recovery of) other credit losses	$ 16,824	$ 999	$ (360)
Provision for checking account overdrafts credit losses	145	137	97
Total provision for (recovery of) credit losses	$ 16,969	$ 1,136	$ (263)
Net charge-offs (recoveries)			
Gross charge-offs	$ 2,075	$ 1,646	$ 1,003
Recoveries	1,577	481	2,010
Net charge-offs (recoveries)	$ 498	$ 1,165	$ (1,007)
Net charge-offs (recoveries) by type			
Commercial real estate, other	$ (106)	$ (53)	$ 103
Commercial and industrial	(267)	416	(1,721)
Residential real estate	61	46	78
Home equity lines of credit	13	9	8
Consumer, indirect	596	522	358
Consumer, direct	48	54	50
Deposit account overdrafts	153	171	117
Total net charge-offs (recoveries)	$ 498	$ 1,165	$ (1,007)
Net charge-offs (recoveries) as a percent of average total loans (annualized)	0.07 %	0.16 %	(0.15)%

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the current expected credit loss ("CECL") model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

SUPPLEMENTAL INFORMATION (Unaudited)

(Dollars in thousands)	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Trust assets under administration and management	$ 1,385,161	$ 1,572,933	$ 1,504,036	$ 1,501,110	$ 1,471.422
Brokerage assets under administration and management	816,260	944,002	904,191	887,745	863,286
Mortgage loans serviced for others	503,158	496,802	488,724	473,443	464,575
Employees (full-time equivalent) (a)	898	900	910	918	859

(a) The increase in employees between March 31, 2019 and June 30, 2019 was due to the First Prestonsburg acquisition, which added 60 full-time equivalent employees.

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

		Three Months Ended							
	March 31, 2020			December 31, 2019			March 31, 2019		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments (a)	$ 73,798	$ 236	1.29 %	$ 64,790	$ (26)	(0.16)%	$ 16,247	$ 176	4.39 %
Investment securities (b)(c)(d)	1,035,116	6,257	2.42 %	1,040,479	6,435	2.47 %	864,040	6,527	3.03 %
Loans (c)(d)(e):									
Construction	97,839	1,251	5.06 %	87,731	1,308	5.83 %	131,683	1,732	5.26 %
Commercial real estate, other	837,602	10,057	4.75 %	833,507	11,349	5.33 %	806,181	10,596	5.26 %
Commercial and industrial	649,437	7,424	4.52 %	624,939	7,739	4.85 %	578,954	7,681	5.31 %
Residential real estate (f)	665,737	8,371	5.03 %	664,742	7,923	4.77 %	603,253	6,927	4.59 %
Home equity lines of credit	131,673	1,775	5.42 %	133,534	1,872	5.56 %	131,089	1,860	5.75 %
Consumer, indirect	415,986	4,409	4.26 %	420,229	4,555	4.30 %	409,975	4,088	4.04 %
Consumer, direct	76,707	1,354	7.10 %	79,285	1,421	7.11 %	73,457	1,189	6.56 %
Total loans	2,874,981	34,641	4.80 %	2,843,967	36,167	5.02 %	2,734,592	34,073	5.00 %
Allowance for credit losses (d)	(27,548)			(21,600)			(20,406)		
Net loans	2,847,433			2,822,367			2,714,186		
Total earning assets	3,956,347	41,134	4.14 %	3,927,636	42,576	4.28 %	3,594,473	40,776	4.55 %
Goodwill and other intangible assets	177,984			178,163			161,673		
Other assets	247,300			244,615			229,475		
Total assets	$ 4,381,631			$ 4,350,414			$ 3,985,621		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 522,893	$ 74	0.06 %	$ 523,767	$ 111	0.08 %	$ 472,656	$ 91	0.08 %
Governmental deposit accounts	328,407	715	0.88 %	317,819	824	1.03 %	297,537	557	0.76 %
Interest-bearing demand accounts	628,677	248	0.16 %	631,003	254	0.16 %	569,472	247	0.18 %
Money market accounts	476,477	673	0.57 %	455,595	773	0.67 %	395,324	531	0.54 %
Retail certificates of deposit	488,948	2,059	1.69 %	490,163	2,252	1.82 %	396,977	1,417	1.45 %
Brokered certificates of deposit	191,955	860	1.80 %	243,118	1,274	2.08 %	314,163	2,001	2.58 %
Total interest-bearing deposits	2,637,357	4,629	0.71 %	2,661,465	5,488	0.82 %	2,446,129	4,844	0.80 %
Short-term borrowings	253,634	1,039	1.65 %	256,887	1,156	1.79 %	244,754	1,173	1.94 %
Long-term borrowings	109,275	558	2.05 %	83,367	524	2.50 %	108,234	645	2.41 %
Total borrowed funds	362,909	1,597	1.77 %	340,254	1,680	1.96 %	352,988	1,818	2.09 %
Total interest-bearing liabilities	3,000,266	6,226	0.83 %	3,001,719	7,168	0.95 %	2,799,117	6,662	0.96 %
Non-interest-bearing deposits	708,512			685,147			613,924		
Accrued expenses and other liabilities	76,603			72,436			48,384		
Total liabilities	3,785,381			3,759,302			3,461,425		
Stockholders' equity	596,250			591,112			524,196		
Total liabilities and stockholders' equity	$ 4,381,631			$ 4,350,414			$ 3,985,621		
Net interest income/spread (c)		$ 34,908	3.31 %		$ 35,408	3.33 %		$ 34,114	3.59 %
Net interest margin (c)			3.51 %			3.56 %			3.80 %

(a) The fourth quarter amounts reflect an adjustment related to our balance sheet interest rate swap transactions of $310,000.

(b) Average balances are based on carrying value.

(c) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% statutory federal corporate income tax rate.

(d) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the CECL model, which resulted in the establishment of an allowance for credit losses for held-to-maturity investment securities; an increase in loan balances of $2.6 million to establish the allowance for credit losses for purchased credit deteriorated loans; an increase to the allowance for credit losses (which was the "allowance for loan losses" prior to January 1, 2020) of $5.8 million; the addition of a $1.5 million unfunded commitment liability included in accrued expenses and other liabilities; and a reduction to retained earnings of $3.7 million, net of statutory federal corporate income tax.

(e) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(f) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-US GAAP FINANCIAL MEASURES (Unaudited)

The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. Peoples also uses the non-US GAAP financial measures for calculating incentive compensation. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

		Three Months Ended				
(Dollars in thousands)		March 31, 2020		December 31, 2019		March 31, 2019
Core non-interest expense:						
Total non-interest expense	$	34,325	$	33,521	$	31,860
Less: acquisition-related expenses		30		65		253
Less: pension settlement charges		368		—		—
Less: severance expenses		13		270		—
Less: COVID-19 expenses		140		—		—
Core non-interest expense	$	33,774	$	33,186	$	31,607

		Three Months Ended				
(Dollars in thousands)		March 31, 2020		December 31, 2019		March 31, 2019
Efficiency ratio:						
Total non-interest expense	$	34,325	$	33,521	$	31,860
Less: amortization of other intangible assets		729		888		694
Adjusted non-interest expense	$	33,596	$	32,633	$	31,166
Total non-interest income	$	15,737	$	17,163	$	15,429
Less: net gain on investment securities		319		94		30
Less: net loss on asset disposals and other transactions		(87)		(229)		(182)
Total non-interest income, excluding net gains and losses	$	15,505	$	17,298	$	15,581
Net interest income	$	34,636	$	35,121	$	33,914
Add: fully tax-equivalent adjustment (a)		272		287		200
Net interest income on a fully tax-equivalent basis	$	34,908	$	35,408	$	34,114
Adjusted revenue	$	50,413	$	52,706	$	49,695
Efficiency ratio		66.64 %		61.92 %		62.71 %
Efficiency ratio adjusted for non-core items:						
Core non-interest expense	$	33,774	$	33,186	$	31,607
Less: amortization of other intangible assets		729		888		694
Adjusted core non-interest expense	$	33,045	$	32,298	$	30,913
Adjusted revenue	$	50,413	$	52,706	$	49,695
Efficiency ratio adjusted for non-core items		65.55 %		61.28 %		62.21 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

(Dollars in thousands, except per share data)		March 31, 2020		December 31, 2019		September 30, 2019		June 30, 2019		March 31, 2019
Tangible equity:										
Total stockholders' equity	$	583,721	$	594,393	$	588,533	$	579,022	$	535,121
Less: goodwill and other intangible assets		177,447		177,503		179,126		176,763		161,242
Tangible equity	$	406,274	$	416,890	$	409,407	$	402,259	$	373,879
Tangible assets:										
Total assets	$	4,469,120	$	4,354,165	$	4,396,148	$	4,276,376	$	4,017,119
Less: goodwill and other intangible assets		177,447		177,503		179,126		176,763		161,242
Tangible assets	$	4,291,673	$	4,176,662	$	4,217,022	$	4,099,613	$	3,855,877
Tangible book value per common share:										
Tangible equity	$	406,274	$	416,890	$	409,407	$	402,259	$	373,879
Common shares outstanding		20,346,843		20,698,941		20,700,630		20,696,041		19,681,692
Tangible book value per common share	$	19.97	$	20.14	$	19.78	$	19.44	$	19.00
Tangible equity to tangible assets ratio:										
Tangible equity	$	406,274	$	416,890	$	409,407	$	402,259	$	373,879
Tangible assets	$	4,291,673	$	4,176,662	$	4,217,022	$	4,099,613	$	3,855,877
Tangible equity to tangible assets		9.47 %		9.98 %		9.71 %		9.81 %		9.70 %

		Three Months Ended				
(Dollars in thousands, except per share data)		March 31, 2020		December 31, 2019		March 31, 2019
Pre-provision net revenue:						
Income before income taxes	$	(921)	$	17,627	$	17,746
Add: provision for credit losses (a)		16,969		1,136		—
Add: net loss on OREO		17		44		25
Add: net loss on other assets		70		188		157
Less: recovery of credit losses (a)		—		—		263
Less: net gain on investment securities		319		94		30
Less: net gain on other transactions		—		3		—
Pre-provision net revenue	$	15,816	$	18,898	$	17,635
Total average assets	$	4,381,631	$	4,350,414	$	3,985,621
Pre-provision net revenue to total average assets (annualized)		1.45 %		1.72 %		1.79 %
Weighted-average common shares outstanding – diluted		20,538,214		20,559,127		19,508,868
Pre-provision net revenue per common share – diluted		$0.77		$0.91		$0.90

(a) On January 1, 2020, Peoples adopted ASU 2016-13 and adopted the current expected credit loss ("CECL") model. Prior to the adoption of CECL, the provision for (recovery of) credit losses was the "provision for (recovery of) loan losses." The provision for credit losses includes changes related to the allowance for credit losses on loans, which includes purchased credit deteriorated loans, held-to-maturity investment securities, and the unfunded commitment liability.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

		Three Months Ended				
(Dollars in thousands)		March 31, 2020		December 31, 2019		March 31, 2019
Annualized net (loss) income adjusted for non-core items:						
Net (loss) income	$	(765)	$	14,860	$	14,369
Less: net gain on investment securities		319		94		30
Add: tax effect of net gain on investment securities (a)		67		20		6
Add: net loss on asset disposals and other transactions		87		229		182
Less: tax effect of net loss on asset disposals and other transactions (a)		18		48		38
Add: acquisition-related expenses		30		65		253
Less: tax effect of acquisition-related expenses (a)		6		14		53
Add: pension settlement charges		368		—		—
Less: tax effect of pension settlement charges (a)		77		—		—
Add: severance expenses		13		270		—
Less: tax effect of severance expenses (a)		3		57		—
Add: COVID-19 expenses		140		—		—
Less: tax effect of COVID-19 (a)		29		—		—
Net (loss) income adjusted for non-core items (after tax)	$	(512)	$	15,231	$	14,689
Days in the period		91		92		90
Days in the year		366		365		365
Annualized net (loss) income	$	(3,077)	$	58,955	$	58,274
Annualized net (loss) income adjusted for non-core items (after tax)	$	(2,059)	$	60,427	$	59,572
Return on average assets:						
Annualized net (loss) income	$	(3,077)	$	58,955	$	58,274
Total average assets	$	4,381,631	$	4,350,414	$	3,985,621
Return on average assets		(0.07)%		1.36 %		1.46 %
Return on average assets adjusted for non-core items:						
Annualized net (loss) income adjusted for non-core items (after tax)	$	(2,059)	$	60,427	$	59,572
Total average assets	$	4,381,631	$	4,350,414	$	3,985,621
Return on average assets adjusted for non-core items		(0.05)%		1.39 %		1.49 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands)	Three Months Ended March 31, 2020	Three Months Ended December 31, 2019	Three Months Ended March 31, 2019
Annualized net (loss) income excluding amortization of other intangible assets:			
Net (loss) income	$ (765)	$ 14,860	$ 14,369
Add: amortization of other intangible assets	729	888	694
Less: tax effect of amortization of other intangible assets (a)	153	186	146
Net income excluding amortization of other intangible assets (after tax)	$ (189)	$ 15,562	$ 14,917
Days in the period	91	92	90
Days in the year	366	365	365
Annualized net (loss) income	$ (3,077)	$ 58,955	$ 58,274
Annualized net income excluding amortization of other intangible assets (after tax)	$ (760)	$ 61,741	$ 60,497
Average tangible equity:			
Total average stockholders' equity	$ 596,250	$ 591,112	$ 524,196
Less: average goodwill and other intangible assets	177,984	178,163	161,673
Average tangible equity	$ 418,266	$ 412,949	$ 362,523
Return on average stockholders' equity ratio:			
Annualized net (loss) income	$ (3,077)	$ 58,955	$ 58,274
Average stockholders' equity	$ 596,250	$ 591,112	$ 524,196
Return on average stockholders' equity	(0.52)%	9.97 %	11.12 %
Return on average tangible equity ratio:			
Annualized net income excluding amortization of other intangible assets (after tax)	$ (760)	$ 61,741	$ 60,497
Average tangible equity	$ 418,266	$ 412,949	$ 362,523
Return on average tangible equity	(0.18)%	14.95 %	16.69 %

(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

END OF RELEASE